SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

July 11, 2011

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period May 10, 2011 to July 11, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	July 11, 2011

To: The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

ALUMINA

LIMITED

Public Announcement 2011 – 18AWC

Attached is a copy of a presentation prepared for the Macquarie Australia Conference held on 6 May 2011.

Stephen Foster

Company Secretary

6 May 2011

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email

info@aluminalimited.com

Alumina Limited

May 2011

John Bevan

Chief Executive Officer

Judith Downes

Chief Financial Officer

ALUMINA LIMITED

Disclaimer

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s December 2009 Annual ASX Report filed on Form 6-K and Alumina’s Form 20-F for the year ended 31 December 2009.

Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

[2] ALUMINA LIMITED

The aluminium value

chain

Key drivers

The impact of China

[3]

3 global businesses – from bauxite to aluminium

World bauxite market 225 million tonnes

World alumina market approx 90 million tonnes

Global smelter market is 45m tonnes

3 distinct businesses that are linked

Mining of bauxite

– Plentiful resources, however approvals are difficult, key deposits already taken

– 55% of bauxite requires sea freight

Refining of alumina

– best located next to bauxite and port

– rising capital costs

Smelting – new projects focused on stranded and/or low cost energy

[4] ALUMINA LIMITED

Aluminium – lightweight, recyclable and strong – will continue significant growth

2010 Aluminium Capacity by Region (%)

Other 12%

China 52%

Africa 5%

Australia 5%

Russia 9%

North America 17%

Source: CRU

End Use of Aluminium

Aluminium demand is expected to grow

by 12% in 2011

China is the largest consumer

China’s production mainly goes to internal

consumption

China is self sufficient in smelting capacity

Other 5%

Consumer Durables 8%

Engineering (incl cables) 22%

Building & Construction 24%

Transport 26%

Packaging 15%

Source: IAI

Light-weighting of transport vehicles and

rail are key energy efficiency initiatives

Over 120m vehicles to be built in China in

next 5 years

Urbanisation in developing countries

driving construction usage

Electrical infrastructure development in

China/developing world driving demand

[5] ALUMINA LIMITED

Aluminium and alumina have different costs

Aluminium

Other site costs, 14%

Labor, 9% Carbon, 12%

Alumina, 29%

Power, 36%

2010

Source: CRU

Key to competitive edge is electricity which is low cost

Alumina

Other, 4% Caustic, 9%

Energy, 26% Conversion, 33% Bauxite, 28%

Key to competitive edge is proximity to usable bauxite

2010

Source: AWAC

China is the major user and producer of both

Regulatory approvals and capital costs restrict expansion of both

[6] ALUMINA LIMITED

China demand continues, but China is expected to become less self sufficient in key inputs

THE CHINA ALUMINUM MODEL IN ‘10

China Output as % of global output

0

10

20

30

40

50

0

20

40

60

80

100

120

140

Scrap

Oil

Bauxite

Alumina

Coal

Primary Al

Aluminum Products

China Self Sufficiency as % of consumption

Source: HARBOR Intelligence Best Estimate

net importer net exporter

China is producing more alumina by using imported bauxite Transport costs add considerably to cost of bauxite

[7] ALUMINA LIMITED

China is a high cost metal producer — costs will drive prices

ALUMINUM CASH COSTS: CHINA VS WORLD

($/ton)

3,200

2,800

2,400

2,000

1,600

1,200

Jan-07

Jul-07

Jan-08

Jul-08

Jan-09

Jul-09

Jan-10

Jul-10

Jan-11

CHINA LME WORLD

COST GAP VS WORLD HAS BEEN WIDENING SINCE MID 09

Source: HARBOR Intelligence Best Estimate

Approx 60% of smelters in the fourth cost quartile are Chinese (Source: CRU) Global prices rising to meet Chinese marginal cost position Energy prices in China on the rise Metal price is highest since 2008

[8] ALUMINA LIMITED

Smelting capacity is less concentrated than refining

Smelting Capacity 2010

Alba China Power

Alcoa Dubal

BHP

Xinfa

Chalco Hydro

Rio Tinto

Rusal

Source: CRU

Top 10 aluminium producers have 50% of global capacity

Refining Capacity 2010

East Hope Weiqiao BHP

AWAC

Xinfa

Hydro/Vale

Chalco

Rio Tinto

Rusal

Top 9 alumina producers have 70% of global capacity

Many smelters are not integrated with bauxite and alumina

China and Middle East have many non-integrated smelters driving 3rd party alumina supply

[9] ALUMINA LIMITED

AWAC is the leader in the third party alumina market

Alumina 3rd Party Seller Positions 2010

MT

5

0

AWAC

Chalco

Hydro/Vale

Xinfa Aluminium

Hangzhou Jingjiang Group

Weiqiao Textile Group

Kazakhstan

Glencore

BHP Billiton

Shandong Energy

Nalco

Jamaican Government

Aluminium de Grece

Source: Alcoa analysis based on production

Global 3rd party market is highly concentrated AWAC is a low cost producer of alumina AWAC majority goes to the third party market

Alcoa pays the average third party contract price (incorporating sales on spot index price) to AWAC

[10] ALUMINA LIMITED

The alumina market

Alumina pricing

Outlook for 2011

[11]

Alumina pricing mechanism has been disconnected from its input costs and needs to change

Selected Refining Input Costs vs LME 2000 – Current

400% 350% 300% 250% 200% 150% 100% 50% 0%

377%

195%

89%

61%

LME Caustic Natural Gas Oil

Source: Thomson Reuters, CMAI, Bloomberg

Alumina has traditionally been priced as a percentage of aluminium price Over 10 years, aluminium pricing has not matched alumina cost movements

Pricing of alumina needs to reflect underlying economics of alumina supply and demand and costs Capital costs for new refining outside China increasing rapidly – some over $2,000 per tonne

[12] ALUMINA LIMITED

The change has begun - market converting to index pricing

Platts Daily SGA Prices FOB Australia

420 400 380 360 340 320 300

16/08/2010 16/12/2010 16/04/2011

Source: Platts

Prices now approx $420 per tonne

New daily and weekly alumina indices are reporting – Platts (commenced August 2010),

CMAAX, Metals Bulletin

All new AWAC 2011 contracts signed priced against spot based indices

Approx 20% of AWAC alumina third party contracts rolled off in 2010 and sold on an index or spot basis in 2011

[13] ALUMINA LIMITED

Alumina supply is tight*

World alumina capacity: 104 million tonnes at end of 2010

Non-China

68mt

China 36mt

Estimated idled or under-utilised production

Utilisation 91%

Non-China 5.8mt idle

China 5.4mt idle

Utilisation 85%

Very tight ROW supply

Some difficult to re-start: too high cost or bauxite constrained

Only 2mt of idle capacity would be practical to re-start

Shandong not currently at full capacity

Some Chinese facilities constrained by capital and operating inefficiency

* Source: CRU Estimates (of tonnages)

[not including Kirkvine and Burnside planned restarts in mid 2011 (1.13mt) or new Chinese capacity in 2011 (1.1mt)]

[14] ALUMINA LIMITED

AWAC is well positioned for pricing change

World Alumina Refinery Cash Cost Curve for 2010 by Refinery (nominal US$/tonne)

CRU April Forecast ($405/t)

CRU Average Spot Price January 2011 ($385/t)

CRU Average Composite Price January 2011 ($315/t)

Cost (US$/tonne)

0 10,000 30,000 50,000 70,000 90,000

Cumulative Production (000t)

Source: CRU

January spot prices were $70/tonne above linked contracts

AWAC is a low cost producer

[15] ALUMINA LIMITED

Chinese prices driven by rising input costs

Alumina Price-CMAAK VAT Mar.2010

450

400

350

300

250

200

150

0

0% 25% 50% 75% 100%

Guangxi the low cost region, driven by bauxite quality

Falling bauxite grades amongst central producers

Imported bauxite drives costs higher

Source: Clark & Marron

Shandong represents marginal producers

Shandong capacity is now 17 million tonnes

Costs rising for all major inputs

Imported Bauxite Prices by Source (US$/t)

Indonesia Australia

$55

$50

$45

$40

$35

$30

US$/tonne (CIF)

Aug-09 Nov-09 Feb-10 May-10 Aug-10 Nov-10 Feb-11

Source: Clark & Marron

RMB/t

Coal

620

590

560

530

500

3/8/2009

26/10/2009

11/01/2010

2/04/2010

24/06/2010

8/09/2010

3/12/2010

RMB/t

Caustic

2400

2200

2000

1800

1600

Source: Aladdiny

[16] ALUMINA LIMITED

Bauxite is a key long term issue for China

Bauxite Consumption Outlook – million tonnes per year

million tonnes

450

Merchant Refinery Imports

400 Domestic BX

Growth-8%pa

350 Growth-3%pa

300 Growth Potential

250

200 What we can reasonably forecast

150

100

50

0

2010 2012 2014 2016 2018 2020 2022 2024 2026 2028 2030

Source: Clark & Marron

Domestic bauxite grades are dropping – technology key to local bauxite expansions New merchant refineries being built in Shandong Most imports are from Indonesia – 2014 Mining Act could eliminate exports

[17] ALUMINA LIMITED

Alumina Limited

Key facts Financials

Who is Alumina Limited

Listed on ASX and NYSE

Open register –majority Australian owned

Only asset is 40% joint venture shareholding bauxite and alumina business (with Alcoa)

JV known as AWAC owns 8 refineries, 7 mines, 2 smelters in 7 countries

[19] ALUMINA LIMITED

AWAC – the largest producer and marketer of alumina

Largest installed capacity for alumina

Capacity over 17 million tonnes

Ma’aden (additional capacity) in planning for 2014

Largest seller of alumina to 3rd party market

Low cost refiner

Reflects proximity to bauxite

Well positioned for pricing mechanism change

Greater exposure to market price over time

Largest bauxite miner with extensive leases

Mines approx 40 million tonnes per annum

Long life mines and leases

2015 Cost Curve Targets

Alumina Cost Curve

$/MT

600

550

500

450

400

350

300

350

200

150

100

0 20,000 40,000 60,000 80,000 100,000 120,000

Cumulative Production (000MT)

Source: Alcoa

[20] ALUMINA LIMITED

AWAC production is growing

18.0

17.0

16.0

15.0

14.0

13.0

12.0

11.0

10.0

13.7 14.1 14.3 14.7 14.3 14.7 14.4 15.0 13.5 16.2 15.2 17.2 15.8 17.2 17.7

2005 2006 2007 2008 2009 2010 2011 2014

Production

Forecast

Production Capacity Forecast Planned Capacity

Brazil is now fully ramped – not at optimum cost yet

AWAC running at 92% capacity – Point Comfort and Suriname below full capacity

Ma’aden growth project in Saudi Arabia underway – extra 450,000 tonnes (AWAC share) commencing in 2014

[21] ALUMINA LIMITED

Sustaining capex currently below depreciation

AWAC Depreciation and Sustaining Capex

500

400

300

200

100

0

191 195 323 213 354 274 374 291 184 310 201 420 350 ~450

2005 2006 2007 2008 2009 2010 2011

Forecast

Sustaining Depreciation Brazil Depreciation

Recent increase in depreciation with commissioning of new mine and expanded refinery in Brazil Sustaining capex postponed or decreased during 2009 and 2010 Sustaining capex includes mine crusher move, residue disposal areas

[22] ALUMINA LIMITED

Growth capex is slowing

AWAC Growth Capex

1400 1200 1000 800 600 400 200 0

413 513 881 1156 593 44 130

2005 2006 2007 2008 2009 2010 2011

Forecast

Growth Ma’aden

Final stages of investment in Brazil in 2011; spend mainly in Juruti mine and township

Ma’aden project commissioning in mid 2014

Total AWAC equity investment estimated at $350 million (Alumina share $140 million)

Ma’aden project capex) to be arranged in 2011

[23] ALUMINA LIMITED

Dividend policy and gearing

AWAC

Minimal debt in AWAC provided by

JV partners

Growth capital expenditure in

AWAC funded by JV partners

AWAC pays dividends (to extent

cash available) to cover calls for

growth capex contributions

Sustaining capex in AWAC funded

prior to payment of dividends

Alumina Limited

Dividend Policy

Generally distribute cash from operations

Dividends fully franked for foreseeable

future

US$m FY09 FY10

Dividends received from AWAC 136 234

Costs – AWC HQ & Financing(39)(43)

Other 10 10

Cash from Operations 107 201

Gearing*

10% at 1 January 2011

Policy to maintain gearing below 15%

Capital Management

Conservative

* Net debt/(debt + equity)

[24] ALUMINA LIMITED

Short term challenges

Ensure stability of Brazilian operations at full

(expanded) capacity

Australian dollar / Brazilian Real strength

– 70% of production in Australia and Brazil

Oil and caustic costs are up

Ensure Australian carbon tax debate maintains

AWAC’s international competitiveness

[25] ALUMINA LIMITED

Positives in the short/medium term

Market for alumina is tight and likely to get tighter

Price of alumina has started the process of

delinking - $70 above ‘linked’ contracts in January

Growth capex cycle is largely behind us

[26] ALUMINA LIMITED

Summary

Pricing change has commenced for alumina

Positive outlook for pricing

Dividends based on cash generation

[27] ALUMINA LIMITED

AWAC Bauxite Assets[1]

Active Bauxite Mines	Australia Huntly & Willowdale	MRN Brazil	Juruti Brazil	CBG Guinea	Manchester Plateau Jamaica	Suriname Mines (several locations)
Ownership	AWAC 100%	AWAC 9.6%	AWAC 100%	AWAC 23%	AWAC 55%	AWAC 100%
Expiration/ renewal date of mining rights	2045	2046[2]	2100[2]	2038	2042	2033[3]
Area available to mine/exploration	7,000 square km	39,382 hectares	30,000 hectares	2,360 square km	10,761 hectares	4,286 hectares
Approx average per cent available alumina[4]	33%	49%	47%	51%	41%	45%
Other Bauxite Interests	**Cape Bougainville**	**Mitchell Plateau**	**Juruti**	**East Trelawny**	**Suriname Mines**	**Az Zabirah**
Location	Australia	Australia	Brazil	Jamaica	Suriname	Saudi Arabia (25.1% AWAC)
Area available for exploration	9,000 hectares	186,000 hectares	180,000 hectares	31,400 hectares	19,063 hectares	14,700 hectares

(1) This page contains general information only in relation to AWAC's bauxite deposits. For further details, refer to Alumina Limited's 2009 Form 20-F

(2) Brazilian mineral legislation does not establish the duration of mining concessions. The concession remains in force until the exhaustion of the deposit. The Company estimates that (i) the concessions at Trombetas will last until 2046; and (ii) the concessions at Juruti will last until 2100. Depending, however, on actual and future needs, the rate at which the deposits are explored and government approval is obtained, the concessions may be extended to (or expire at) a later (or an earlier) date.

(3) While mining rights at Caramacca currently extend until 2012 (subject to Suriname government approval of a pending five year extension request), and rights at the remaining Suriname locations extend until 2033, it is likely that all Suriname current bauxite deposits will be exhausted within the next several years. AWAC is actively exploring and evaluating alternative sources of bauxite, including bauxite deposits from Suralco's concession in eastern Suriname, such as the Nassau plateau. Approximately 800,000mt of bauxite from Suralco's concession were added to current deposits in 2010 as a result.

(4) The calculation of available alumina grades has not been prepared in accordance with the Australasian Code for reporting of exploration results, mineral resources and ore reserves. The amount of available alumina is based on exploration and analysis of samples performed over a period time

[28] Appendix A

ALUMINA LIMITED

AWAC Alumina Refineries

Owners

Country Facility(%) of ownership where not 100% Name Capacity2 AWAC Share

AWAC)1(MTPY)(MTPY)

Kwinana 2.2 2.2

AWAC

Australia Pinjarra 4.2 4.2

(Alcoa of Australia)

Wagerup 2.6 2.6

Rio Tinto Alcan Inc (10%)

Sao Luis Aluminio (15%)

Brazil 3.5 1.4

(Alumar) BHP Billiton (36%)

AWAC (39%)

Jamalco AWAC (55%)

Jamaica Alumina Production Ltd (Government of 1.5 0.8

(Clarendon) Jamaica) (45%)

Spain San Ciprian AWAC 1.5 1.5

Suriname Suralco AWAC 2.2 2.2

Point

US AWAC 2.3 2.3

Comfort

Total 20.0 17.2

1 All assets owned 100% by AWAC, except for Alumar (AWAC 39%) and Jamaica (AWAC 55%)

2 Nameplate capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production

[29] Appendix B ALUMINA LIMITED

To: The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

ALUMINA

LIMITED

Public Announcement 2011– 19AWC

CONVERTIBLE BONDS – BONDHOLDERS PUT OPTION SETTLEMENT AND

CLEAN-UP REDEMPTION NOTICE

Alumina Limited announces the settlement of the bonds tendered pursuant to the Bondholders Put Option by the Bondholders of the 2% Guaranteed Convertible Bonds due 2013 ISIN XS0364556919 (“Convertible Bonds”) issued by its wholly owned subsidiary, Alumina Finance Limited, which have a maturity date of 16 May 2013. On and from 17 March 2011 to 16 April 2011 Bondholders were able to exercise the option to require Alumina Finance Limited to redeem all or some of their Convertible Bonds on 16 May 2011 at 100% of their principal amount, together with accrued and unpaid interest.

Bondholders with a face value of US$150.85 million issued a Put Exercise Notice during the exercise period. These US$150.85 million of Convertible Bonds were redeemed and cancelled on 16 May 2011. There are US$16.73 million of the Convertible Bonds outstanding after this cancellation.

As less than 10 per cent of the aggregate principal amount of Convertible Bonds originally issued remains outstanding, pursuant to paragraph 7.2(b) of the Conditions, the Issuer has elected to exercise its right to issue a Clean-Up Redemption Notice in respect of all remaining outstanding Convertible Bonds. On the Clean-Up Redemption Date (24 June 2011), the Issuer will redeem all outstanding Convertible Bonds pursuant to the Clean-Up Redemption Notice at 100 per cent of their principal amount, together with accrued and unpaid interest up to, but excluding the Clean-Up Redemption Date.

A copy of the Clean-Up Redemption Notice is attached.

For investor enquiries: For media enquiries:

Judith Downes Nerida Mossop

Chief Financial Officer Hinton and Associates

Phone: +61 3 8699 2607 Phone: +61 3 9600 1979

judith.downes@aluminalimited.com Mobile: +61 437 361 433

John Bevan

Chief Executive Officer

Phone: +61 3 8699 2601

john.bevan@aluminalimited.com

Stephen Foster Company Secretary

17 May 2011

Alumina Limited ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre

60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

ACN130 920 562 Level 12, IBM Centre Tel +61 (0)3 8699 2600

GPO Box 5411, Melbourne 60 City Road, Southbank Fax +61 (0)3 8699 2699

Victoria 3001 Australia Victoria 3006 Australia

ALUMINA

FINANCE LIMITED

CLEAN-UP REDEMPTION NOTICE

ALUMINA FINANCE LIMITED

US$350,000,000 Guaranteed Convertible Bonds due 2013

Convertible into Shares in Alumina Limited

To: The Bank of New York Mellon (as successor to The Bank of New York,

London Branch)

40th Floor, One Canada Square

London E14 5AL

United Kingdom

Attention: Global Corporate Trust

Fax: +44 207964 6369

Copy: The Bank of New York Mellon

One Temasek Avenue

# 02-01 Millenia Tower

Singapore 039192

Attention: Global Corporate Trust

Fax: +65 6883 0338

Date: 17 May 2011

Dear Sirs,

We refer to the US$350,000,000 Guaranteed Convertible Bonds due 16 May 2013 issued by Alumina Finance Limited (the Issuer) (ISIN: XS0364556919, Common Code 036455691).

We refer to the Convertible Bonds Trust Deed dated 16 May 2008 (the Trust Deed) between the Issuer, Alumina Limited as Guarantor and the Bank of New York Mellon as Trustee (as successor entity to The Bank of New York, London Branch). Capitalised terms used in this certificate and not otherwise defined herein shall have the meanings given to them in the Trust Deed.

We confirm that as at the date of this notice, the aggregate principal amount of the Bonds currently outstanding is less than 10 per cent of the aggregate principal amount originally issued.

Pursuant to paragraph 7.2(b) of the Conditions, the Issuer hereby gives a Clean-Up Redemption Notice in respect of all outstanding Bonds. On the Clean-Up Redemption Date (specified below), the Issuer will redeem all outstanding Bonds pursuant to this Clean-Up Redemption Notice at 100 per cent of their principal amount, together with accrued and unpaid interest up to, but excluding the Clean-Up Redemption Date.

For the purposes of this Clean-Up Redemption Notice:

(i) the Clean-Up Redemption Date is 24 June 2011;

(ii) as at 17 May 2011:

a. the Conversion Price is A$6.5668;

b. the aggregate principal amount of the Bonds outstanding is US$16.73 million; and

c. the VWAP of a Share on 16 May 2011 was A$2.32;

(iii) the last day on which Conversion Rights may be exercised by Bondholders is 10 June 2011.

You are requested to forward this notice to the Conversion Agent and Paying Agent and deliver a copy to Bondholders by delivery through Euroclear and Clearstream.

Should you have any questions in relation to the matters contained in this notice, please contact Charles Smitheram, Treasurer, on +61 3 8699 2613.

Regards

Alumina Finance Limited

Authorised Officer Authorised Officer

Name: Stephen Foster Name: Judith Downes

To: The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

ALUMINA

LIMITED

Public Announcement 2011– 21AWC

CONVERTIBLE BONDS – CLEAN-UP REDEMPTION

Alumina Limited announces the settlement of the bonds compulsorily acquired pursuant to paragraph 7.2(b) of the Conditions of the 2% Guaranteed Convertible Bonds due 2013 ISIN XS0364556919 (“Convertible Bonds”) issued by its wholly owned subsidiary, Alumina Finance Limited, which have a maturity date of 16 May 2013. Following the cancellation on 16 May 2011 of Convertible Bonds tendered under the Bondholders Put Option, US$16.73 million of the Convertible Bonds remained outstanding and were subject to the Clean-Up Redemption Notice issued 17 May 2011.

Prior to 10 June 2011, the remaining Bondholders were able to convert their Convertible Bonds to ordinary shares of Alumina Limited by issuing a Conversion Notice. Following the expiry of the Conversion Period, no Convertible Bonds were converted to ordinary shares.

The US$16.73 million of Convertible Bonds were redeemed and cancelled on 24 June 2011 at 100 per cent of their principal amount, together with accrued and unpaid interest up to, but excluding, the Clean-Up Redemption Date, using cash on deposit.

There are now no Convertible Bonds outstanding so Alumina Finance Limited will seek to delist the Convertible Bonds from the Singapore Stock Exchange. The listing on the Singapore Stock Exchange was established solely for the issuance of the Convertible Bonds.

For investor enquiries:

Judith Downes

Chief Financial Officer

Phone: +61 3 8699 2607

judith.downes@aluminalimited.com

John Bevan

Chief Executive Officer

Phone: +61 3 8699 2601

john.bevan@aluminalimited.com

For media enquiries:

Nerida Mossop

Hinton and Associates

Phone: +61 3 9600 1979

Mobile: +61 437 361 433

Stephen Foster

Company Secretary

27 June 2011

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

To: The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

ALUMINA

LIMITED

Public Announcement 2011 – 22 AWC

GOVERNMENT CARBON PRICING ANNOUNCEMENT

Alumina Limited notes the Government’s announcement relating to proposed carbon pricing.

Alumina Limited CEO, John Bevan, commented, “The Australian alumina and aluminium industries are amongst the most efficient in the world and compete in a global marketplace in which producers are largely not subject to a carbon price. We support an economy-wide response to the challenge of climate change that incentivises improvements while preserving the international competitiveness of the Australian industry.

“Alcoa World Alumina & Chemicals (“AWAC”) has made considerable progress in the reduction in direct emissions at its operations over the past two decades.

“We have reviewed Government announcement in relation to the proposed carbon price but we are yet to see the full detail of the legislation and regulations and this is what will determine if the Australian alumina and aluminium industries remain competitive. The treatment of electricity intensity in EITE permit allocation and ensuring EITE permit allocations do not decay before overseas competitors adopt a comparable carbon price are critical for the Australian industry.

“We can’t accurately determine the financial and operational impact until we see the detail.”

A presentation providing more information about the Australian alumina and aluminium industries and the AWAC operations is attached and is also available on our website at www.aluminalimited.com.

Alcoa of Australia is part of the AWAC joint venture, which is 60% owned by Alcoa Inc and 40% owned by Alumina Limited.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC;

(b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies;

(d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2010.

For investor enquiries:

Judith Downes

Chief Financial Officer

Phone: +61 3 8699 2607

judith.downes@aluminalimited.com

John Bevan

Chief Executive Officer

Phone: +61 3 8699 2601

john.bevan@aluminalimited.com

For media enquiries:

Scott Hinton

Hinton and Associates

Phone: +61 3 9600 1979

Mobile: +61 419 114 057

Stephen Foster

Company Secretary

11 July 2011

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Alumina Limited

Australian

Greenhouse Gas

Position

ALUMINA

LIMITED

Disclaimer

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s December 2010 ASX Report and Alumina’s Form 20-F for the year ended 31 December 2010. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

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ALUMINA

LIMITED

Who is

ALUMINA

LIMITED

Listed on ASX and NYSE

Open register – majority Australian owned

Only asset is 40% joint venture shareholding in world’s largest bauxite and alumina business (with Alcoa Inc.)

JV known as AWAC owns 8 refineries, 7 mines, 2 smelters in 7 countries

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ALUMINA

LIMITED

A global alumina and aluminium producer

- Alumina Limited owns 40% of Alcoa of Australia
  - Bauxite mining in Western Australia
  - 3 alumina refineries in regional Western Australia
  - 2 aluminium smelters in Portland and Geelong, Victoria

- Eight refineries
- Seven bauxite mines
- Two smelters


San Ciprian
Ma'aden
Guinea
Kwinana
Huntly
Pinjarra
Willowdale
Wagerup
Portland
Geelong
Point Comfort
Jamalco
Suralco
MRN
Sao Luis
Juruti
Bauxite Mines
Refineries
Smelters
Project Development

All assets 100% owned by AWAC except

Portland Smelter – 55%	Guinea – 23%
Sao Luis - 40%	MRN – 9.6%
Jamalco – 55%	Ma'aden – 25.1%

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ALUMINA LIMITED

Australia’s highest manufactured export earner

Australian commodity exports by value (A$bn)

ABARE 2010-2011F

Iron ore & pellets 35.1

Metallurgical coal 30.5

Gold 16.7

Thermal coal 12.8

Crude oil 10.1

Alumina/Aluminium 9.8

LNG 7.7

Copper 6.8

Beef & veal 4.1

Wheat 3.8

The Australian aluminium industry:

– is globally competitive

– adds significant value to an Australian resource (bauxite) by processing into alumina and aluminium

– Aluminium industry employs 17,000+ people and with flow on impacts sustains more than 50,000 regional families*

*Source: Australian Aluminium Council Ltd

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ALUMINA

LIMITED

Australia is a leader in the global industry

Bauxite Alumina Aluminium

Australia 33% China 31% China 41%

China 19% Australia 26% Russia 9%

Brazil 15% Brazil 10% Canada 7%

India 9% India 5% Australia 5%

Guinea 8% USA 4% USA 4%

Aluminium is the second most used metal after iron

Source: Australian Aluminium Council Ltd

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ALUMINA

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Australia is a globally energy-efficient producer

Alumina Energy Use1

GJ/tonne

0

10

20

30

40

50

60

Australia China Russia

High

Low

Aluminium Energy Use1

(kWH/tonne)

13600

13800

14000

14200

14400

14600

14800

15000

15200

15400

15600

15800

Australia Europe Asia Latin America

1 Source: International Aluminium Institute (2009 data) 2 Source: Australian Aluminium Council 2010

Any carbon tax impost reduces Australia’s international competitiveness

China world’s largest and fastest growing alumina and aluminium producer

Chinese future smelters expected to mainly run on electricity from regional captive coal

China currently has virtually no carbon impost (US$0.85/tCO2)2

Energy used in Australia’s alumina production and in smelting is better than the global average

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ALUMINA

LIMITED

AWAC* is a global producer

AWAC Total Greenhouse Gas (GHG) Emissions 2010 – direct and indirect 16.5mt

Australia

12.4mt

AWAC

Smelting

7.3mt

Refining

and

mining

5.1mt

RoW -

Refining

4.1mt

Emission reduction per tonne of production is a constant objective

Australian operations direct emissions are some of the most efficient worldwide

*AWAC is the global joint venture 40% owned by Alumina Limited and 60% by Alcoa Inc.

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ALUMINA

LIMITED

AWAC’s Victorian smelter operations

2010

Emissions

Direct

0.7mt

Indirect**

6.6mt

Smelter production 356,000+t (AWAC share)

Total AWAC GHG emissions 7.3mt**

Direct GHG emissions reduced 65% per tonne since 1990

GHG emissions per tonne down 8% since 2008 and 3% 2009-10

Aluminium is Victoria’s largest export

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ALUMINA

LIMITED

AWAC’s Western Australian refining operations

2010

Emissions

Direct

4.4mt

Indirect

(gas supply)

0.7mt

AWAC W.A. refineries produce 9 million tpa of alumina – largest alumina cluster globally

Total AWAC mining and refining emissions 5.1 million tonnes in W.A.

Refining reduced GHG intensity 23% since 1990

GHG emissions per tonne down 1% 2009-10

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ALUMINA

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Parameters of carbon tax

Based on an initial review of the announcement by the Government, the scheme will commence 1 July 2012 with:

– 94.5% free permit allocation factor applying for smelting and refining

– 1.3% p.a. permit decline (90% floor expected if 70% of relevant global competitors do not have comparable carbon constraints)

– Scheme based on direct emissions and contractual arrangements will govern the electricity and domestic gas pass through of carbon tax costs for indirect emissions

– Fixed price (tax of $23/t year 1, $24.15/t year 2 and $25.40/t year 3, based on a 2.5% rise with 2.5% inflation) transitioning through to permit trading scheme from 1 July 2015

– Diesel fuel rebate reductions not expected to have a significant impact on AWAC

Until we see the Regulations we are not able to reasonably determine the impact on AWAC

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ALUMINA

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Appendix 1 - GHG emissions (AWC’s 40% interest in AWAC)**

Location Activity 2010 CO2 equivalent (million tonnes) 2009 CO2 equivalent (million tonnes)

Australia Smelting 2.9 3.0

Australia Refining and mining 2.0 2.0

Australia Total 4.9 5.0

Atlantic Total 1.6 1.2

Global Total 6.5 6.2

Alumina production (tonnes) 6,070,000 5,400,000

Aluminium production (tonnes) 142,300 147,200

** All figures based on calendar year and AWAC holding 55% interest in Portland and not including Alcoa’s Australian rolling mills. Anglesea emissions treated as indirect.

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ALUMINA

LIMITED